Exhibit 99.1

Ad-hoc announcement according to Art. 17 (1) MAR	Media contact
Steffen Rinas
T +49 6172 608-6698
steffen.rinas@fresenius.com

Contact for analysts
and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

December 5th, 2022

Fresenius Medical Care AG & Co. KGaA: Ms. Helen Giza appointed as new CEO of the Management Board; Dr. Carla Kriwet agreed to resign as CEO and member of the Management Board

Today, the Supervisory Board of Fresenius Medical Care Management AG, the General Partner of Fresenius Medical Care AG & Co. KGaA, has unanimously appointed Ms. Helen Giza as CEO of the Management Board with effect as of the beginning of December 6, 2022. Ms. Helen Giza remains also acting Chief Financial Officer of Fresenius Medical Care until a successor has been found. In addition, the Supervisory Board of Fresenius Medical Care Management AG has accepted the offer by Dr. Carla Kriwet to resign as CEO and member of the Management Board with effect as of the end of December 5, 2022 before.

In her capacity as CEO of Fresenius Medical Care, Ms. Helen Giza will also be a member of the Management Board of Fresenius Management SE. Dr. Carla Kriwet also has resigned as a member of the Management Board of Fresenius Management SE.

Contact:
Dr. Dominik Heger
EVP│Head of Investor Relations, Strategic Development & Communications

dominik.heger@fmc-ag.com
P. +49 6172 609 2601